Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

September 30, 2017

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Consolidated Statements of Comprehensive Loss
For the periods ended September 30, 2017 and 2016 (Unaudited)
(amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
Expenses
Exploration	13	$95	$50	$273	$419
General and administrative		258	525	1,632	1,553
Restructuring costs	2	14	-	210	-
Depreciation		7	3	14	11
Foreign exchange (gain) loss		(349)	(39)	(406)	397
Other		-	-	(52)	-
Operating loss		25	539	1,671	2,380
Interest income		(23)	(25)	(92)	(79)
Interest expense	8	72	70	214	208
Loss from equity investee	6	55	62	157	169
Operating loss before income taxes		129	646	1,950	2,678
Income tax recovery		-	-	(72)	-
Net loss from continuing operations		129	646	1,878	2,678
Net loss from discontinued operations	2	-	363	176	1,017
Net loss		129	1,009	2,054	3,695
Foreign currency translation adjustment		893	172	2,505	(1,176)
Net loss and comprehensive loss		$1,022	$1,181	$4,559	$2,519
Net loss per common share
Basic – continuing operations		$(0.00)	$(0.00)	$(0.01)	$(0.02)
Basic – discontinued operations		$(0.00)	$(0.00)	$(0.00)	$(0.01)
Fully diluted – continuing operations		$(0.00)	$(0.00)	$(0.01)	$(0.02)
Fully diluted – discontinued operations		$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average shares outstanding
Basic (000’s)		173,220	152,810	171,816	151,526
Fully diluted (000’s)		174,730	152,810	173,326	151,526

Total shares issued and outstanding (000’s)	10	173,573	153,045	173,573	153,045

The accompanying notes are an integral part of these consolidated financial statements.

3

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Consolidated Balance Sheets
As at September 30, 2017 and December 31, 2016 (Unaudited)
(expressed in thousands of U.S. dollars)

	Note	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$7,651	$13,262
Receivables		256	37
Prepaid expenses		34	54
Assets held for spin-off	2	-	348
		7,941	13,701
Equipment	5	120	43
Mineral property interests	7	532	496
Long-term investment	6	199	146
Reclamation deposits and other		15	9
Assets held for spin-off	2	-	38,885
Total assets		$8,807	$53,280
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$188	$225
Liabilities held for spin-off	2	-	230
		188	455
Loan payable to Oyu Tolgoi LLC	8	7,754	7,334
Deferred revenue	9	24,674	22,987
Deferred income taxes		-	-
Liabilities held for spin-off	2	-	3,015
Total liabilities		$32,616	$33,791
Stockholders’ equity (deficiency)
Common stock, no par value, unlimited number authorized, 173,573,572 (December 31, 2016 – 153,045,408) issued and outstanding	10	139,689	178,740
Additional paid-in capital		21,734	20,863
Accumulated other comprehensive income (loss)		5,206	(7,061)
Subscriptions received in advance		-	559
Accumulated deficit		(190,438)	(173,612)
Total stockholders’ equity (deficiency)		(23,809)	19,489
Total liabilities and stockholders’ equity (deficiency)		$8,807	$53,280

Nature and continuance of operations (Note 1)

Plan of arrangement and discontinued operations (Note 2)

Commitments and contingencies (Note 16)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

4

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Consolidated Statement of Stockholders’ Deficiency
For the periods ended September 30, 2017 and 2016 (Unaudited)
(expressed in thousands of U.S. dollars)

		Attributable to equity holders of the Company
	Note	Shares (000’s)	Share capital	Additional paid-in capital	Other comprehensive (loss) income	Deficit	Total
Balance at December 31, 2016		153,045	$179,299	$20,863	$(7,061)	$(173,612)	$19,489
Net loss for the period		-	-	-	-	(2,054)	(2,054)
Foreign currency translation		-	-	-	(2,505)	-	(2,505)
Stock-based compensation	11	-	-	191	-	-	191
Transfer of net assets to Mason	2	-	(44,214)	-	14,772	(14,772)	(44,214)
Issuance of share capital – inducement bonus shares	11	100	47	-	-	-	47
Issuance of share capital – private placement	10	18,529	3,909	1,129	-	-	5,038
Issuance of share capital – stock options	11	1,899	648	(449)	-	-	199
Balance at September 30, 2017		173,573	$139,689	$21,734	$5,206	$(190,438)	$(23,809)

Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$(168,949)	$20,996
Net loss for the period		-	-	-	-	(3,695)	(3,695)
Foreign currency translation		-	-	-	1,176	-	1,176
Stock-based compensation		-	-	60	-	-	60
Issuance of share capital – stock options		585	112	(58)	-	-	54
Issuance of share capital - Sandstorm		5,129	1,337	-	-	-	1,337
Balance at September 30, 2016		153,045	$178,655	$20,519	$(6,602)	$(172,644)	$19,928

The accompanying notes are an integral part of these consolidated financial statements.

5

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Consolidated Statements of Cash Flows
For the periods ended September 30, 2017 and 2016 (Unaudited)
(expressed in thousands of U.S. dollars)

		Nine months ended September 30
	Note	2017	2016
Cash flows from operating activities
Net loss from continuing operations		$(1,878)	$(2,678)
Items not affecting cash
Depreciation		14	11
Stock-based compensation		238	60
Loss from equity investee		157	169
Interest expense		214	208
Unrealized foreign exchange (gains) losses		(1,284)	376
Other		11	(21)
		(2,528)	(1,875)
Change in non-cash operating working capital
(Increase) decrease in receivables and prepaid expenses		(259)	79
(Increase) decrease in other assets		(6)	8
Decrease in accounts payable and accruals		(235)	(1,168)
Deposit on metal credit obligation	9	-	(5,500)
Discontinued operations	2	604	(1,004)
		(2,424)	(9,460)
Cash flows from investing activities
Cash paid in connection with the Arrangement	2	(8,843)	-
Purchase of equipment		(94)	(6)
Proceeds from sale of equipment and other		-	40
		(8,937)	34
Cash flows from financing activities
Proceeds from issuance of capital stock	10	5,038	-
Proceeds from issuance of capital stock – stock options		199	53
		5,237	53
Decrease in cash and cash equivalents		(6,124)	(9,373)
Cash and cash equivalents - beginning of period		13,262	22,786
Effect of exchange rate changes on cash		513	187
Cash and cash equivalents - end of period		$7,651	$13,600

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

6

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations

Entrée Resources Ltd. (formerly Entrée Gold Inc.) was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia) (the "BCBCA"). On May 9, 2017, the Company changed its name from Entrée Gold Inc. to Entrée Resources Ltd.

The principal business activity of Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the "Company" or "Entrée"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to Mason Resources Corp. ("Mason Resources") in exchange for 77,804,786 common shares of Mason Resources (the "Mason Common Shares"). Mason Resources commenced trading on the Toronto Stock Exchange on May 12, 2017 under the symbol "MNR".

As part of the Arrangement, Entrée then distributed its 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement, Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.), Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc.), and M.I.M. (U.S.A.) Inc. (collectively the “US Subsidiaries”). The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ equity (deficiency) of $44.2 million.

7

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The closing of the Arrangement resulted in the following Spin-off assets and liabilities being distributed to Mason Resources on May 9, 2017:

	May 9, 2017	December 31, 2016
Current assets
Cash	$8,843	$129
Receivables and prepaids	137	219
	8,980	348
Long-term assets
Equipment	25	25
Mineral property interest	37,699	38,379
Reclamation deposits and other	481	481
	38,205	38,885
Current liabilities
Accounts payable and accrued liabilities	(34)	(230)
Long-term liabilities
Deferred income taxes	(2,937)	(3,015)
Net assets	$44,214	$35,988

The net loss from the US Subsidiaries has been reclassified to net loss from discontinued operations as follows:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Expenses
Exploration	$-	$363	$176	$1,017
Net loss from discontinued operations	$-	$363	$176	$1,017

3	Basis of presentation and functional currency translation

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2016. The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

8

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The functional currency of Entrée Resources Ltd. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss. The functional currency of Entrée Resources Ltd.’s subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders’ equity (deficiency) as accumulated other comprehensive income.

The historical operations of the US Subsidiaries transferred to Mason Resources pursuant to the Arrangement, including its results of operations, cash flows, and related assets and liabilities, have been reclassified as discontinued operations for all periods presented herein (Note 2).

4	Significant accounting policies

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2016.

5	Equipment

	September 30, 2017			December 31, 2016
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Office equipment	$55	$6	$49	$40	$34	$6
Computer equipment	154	132	22	170	144	26
Field equipment	47	40	7	36	30	6
Buildings	45	3	42	41	36	5
	$301	$181	$120	$287	$244	$43

6	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% participating joint venture interest in a large, prospective land package that includes two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company. The Company is entitled to 20% or 30% of the mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth of mineralization.

9

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill Resources Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On September 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement (the "JVA").

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 8).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of September 30, 2017, the Entrée/Oyu Tolgoi JV had expended approximately $30.0 million to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to the interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.2 million for the nine-month period ended September 30, 2017 (2016 - $0.2 million) plus accrued interest expense of $0.2 million for the nine-month period ended September 30, 2017 (2016 - $0.2 million).

The Entrée/Oyu Tolgoi JV investment carrying value at September 30, 2017 was $0.2 million (December 31, 2016 - $0.1 million) and was recorded in long-term investment. This amount is related to prepaid license fees which are amortized over the license period.

10

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

7	Mineral property interests

	September 30, 2017	Transferred to Mason Resources pursuant to the Arrangement (Note 2)	December 31, 2016
Ann Mason Project (a)	$-	$(37,988)	$37,988
Lordsburg property (a)	-	(391)	391
Cañariaco Project Royalty (b)	532	-	496
Other (c)	-	-	-
	$532	$(38,379)	$38,875

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests remains in good standing.

a)	Ann Mason Project and Lordsburg Property

On May 9, 2017, the Company completed the Arrangement under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico (Note 2). The comparative period balances have been classified as assets held for spin-off on the Consolidated Balance Sheets.

b)	Cañariaco Project Royalty, Peru

The Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde copper prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

c)	Other Properties

The Company also has interests in other properties in Mongolia (Shivee West) and Australia (Blue Rose). During fiscal 2014, the Company recorded an impairment of $552,095 against these properties.

8	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

11

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

9	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm Gold Ltd. ("Sandstorm") whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

12

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of $40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

10	Share capital

The Company’s authorized share capital consists of unlimited common shares without par value. At September 30, 2017, the Company had 173,573,572 (December 31, 2016 – 153,045,408) shares issued and outstanding.

a)	Plan of arrangement

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property into Mason Resources through the Arrangement under Section 288 of the BCBCA. As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

b)	Private placement

In January 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share (pre-Arrangement price) for a period of 5 years. No commissions or finders' fees were paid in connection with the private placement. Pursuant to the Arrangement, on May 23, 2017 each Warrant was exchanged for one replacement Entrée Warrant and 0.45 of a Mason Resources transferable common share purchase warrant with the same attributes as the original Warrants. The exercise price of the replacement Entrée Warrants was adjusted based on the market value of the two companies after completion of the Arrangement resulting in a ratio between Entrée and Mason Resources of 85% and 15%, respectively.

c)	Share purchase warrants

At September 30, 2017, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Pre-Arrangement exercise price per share C$	Post-Arrangement adjusted exercise price per share C$	Expiry date
8,655	0.65	0.55	January 10, 2022
610	0.65	0.55	January 12, 2022

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Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At issuance the fair value per share purchase warrant was determined to be C$0.21. Pursuant to the Arrangement, the replacement Entrée warrants were revalued at May 9, 2017 and the fair value per share purchase warrant was determined to be C$0.37. The revaluation used the following weighted average assumptions using the Black Scholes option pricing model:

2017
Share price at revaluation date	C$0.55
Risk-free interest rate	1.01%
Expected life	5 years
Annualized volatility	72%

11	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

Pursuant to the Arrangement, on May 23, 2017 each outstanding option was exchanged for one replacement Entrée option with the same expiry date and 0.45 of a Mason Resources option. The exercise prices of the replacement Entrée options were adjusted based on the market value of the two companies after completion of the Arrangement.

a)	Stock options

	September 30, 2017
	Number of shares (000’s)	Weighted average exercise price C$
Outstanding – beginning of period*	12,010	0.48
Granted	65	0.62
Exercised	(1,899)	0.31
Forfeited/expired	(2,831)	0.94
Outstanding – end of period	7,345	0.35

*The weighted average exercise price is before the exercise price adjustment applied pursuant to the Arrangement (Note 2). The exercise prices were adjusted such that the aggregate "in the money" amounts for the outstanding options remain the same before and after the Arrangement.

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Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At September 30, 2017, the following stock options were outstanding:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Pre-Arrangement exercise price per share C$	Post-Arrangement adjusted exercise price per share C$*	Expiry date
5	5	-	0.56	0.47	Oct 2017
2,855	2,855	420	0.30 – 0.56	0.26 – 0.47	Mar – Dec 2018
860	860	318	0.21	0.18	Dec 2019
1,320	1,320	342	0.33 – 0.38	0.28 – 0.32	July – Dec 2020
2,240	2,240	429	0.39 – 0.42	0.33 – 0.36	Mar – Nov 2021
65	33	-	n/a	0.62	May 2022
7,345	7,313	1,509

* The post-Arrangement adjusted exercise price per share is after the adjustment applied pursuant to the Arrangement (Note 2).

During the nine months ended September 30, 2017, the Company granted a total of 65,000 (2016 – 100,000) incentive stock options to an employee at an exercise price of C$0.62, subsequent to completion of the Arrangement.

b)	Bonus shares

On May 5, 2017, the Company issued 100,000 common shares for no cash proceeds pursuant to a grant of previously reserved employment inducement bonus shares.

For the three months ended September 30, 2017, the total stock-based compensation charges related to options granted and vested was $2,861 (2016 – $4,498).

For the nine months ended September 30, 2017, the total stock-based compensation charges related to stock options granted and vested and the inducement bonus shares was $0.2 million (2016 - $0.1 million).

12	Segmented information

The Company operates in one business segment being the exploration of mineral property interests. The Company’s assets are geographically segmented as follows:

	September 30, 2017	December 31, 2016
United States (Note 2)	$-	$39,264
Canada	7,714	13,232
Other	1,093	784
	$8,807	$53,280

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Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

13	Exploration costs

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Mongolia	$72	$58	$162	$340
Other	23	(8)	111	79
	$95	$50	$273	$419

14	Financial instruments

a)	Financial instruments

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company’s consolidated subsidiaries’ functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b)	Fair value classification of financial instruments

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2017, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $7.7 million.

15	Supplemental cash flow information

Other than those described in Note 2, there were no significant non-cash transactions during the periods ended September 30, 2017 and 2016.

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Entrée Resources Ltd. (Formerly Entrée Gold Inc.)
Notes to Consolidated Financial Statements
For the periods ended September 30, 2017 and 2016 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

16	Commitments and contingencies

As at September 30, 2017, the Company had the following commitments:

	Total	Less than 1 year	1 - 2 years	Thereafter
Accounts payable and accrued liabilities	$188	$188	$-	$-
Lease commitments	594	105	233	256
	$782	$293	$233	$256

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 9).

17	Administrative Services Agreement

On May 9, 2017, Mason Resources entered into an Administrative Services Agreement ("ASA") with Entrée whereby Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the nine-month period ended September 30, 2017 was $361,199.

Also included in costs recoverable by Entrée under the ASA is a one-time restructure charge of $175,155 to Mason Resources that is related to the Arrangement (Note 2). This amount includes legal, filing and audit related costs directly attributable to the Arrangement.

18	Subsequent events

Subsequent to September 30, 2017, 1,835,000 stock options were awarded to directors, officers, employees and consultants of the Company at an exercise price of C$0.52 per common share with an expiry date of October 15, 2022.

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